NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR FOR THE

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

SILVER ELEPHANT MINING CORP.

TO BE HELD ON

TUESDAY, JULY 7, 2020

May 25, 2020

SILVER ELEPHANT MINING CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Tuesday, July 7, 2020
Time:	10:00 a.m. (Pacific Daylight Time)
Location:	Virtual Meeting via teleconferencing
Participant / Guests (Toll Free):	1-877-407-2991 (Canada and USA)
Participant / Guest (Toll):	1-201-389-0925 (for holders outside of Canada and USA)

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silver Elephant Mining Corp. (the “Company”) will be held at the above date, time and location, subject to any adjournment or postponement thereof for the following purposes:

1.
to receive the audited financial statements of Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) for the year ended December 31, 2019 and the auditor’s report thereon;

2.
to set the number of directors at five (5);

3.
to elect directors for the ensuing year;

4.
to appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.
to consider and, if deemed appropriate, pass an ordinary resolution approving the repricing of certain common share purchase warrants of the Company, all as more particularly set out in “Particulars of Additional Matters to be Acted Upon – Amendment of Warrants”; and

6.
to transact such other business as may properly come before the Meeting or any adjournment thereof.

Out of an abundance of caution, to proactively deal with potential issues arising from the unprecedented public health impact of Coronavirus Disease 2019 (“COVID-19”), and to limit and mitigate risks to the health and safety of our communities, Shareholders, employees, directors and other stakeholders, we will be holding the Meeting in a virtual only format this year. Shareholders will not need to physically attend the Meeting.

Shareholders wishing to attend the Meeting may do so by calling 1-877-407-2991 (toll-free in Canada and USA) or 1-201-389-0925 (for holders outside of Canada and USA) and instructions will be provided as to how shareholders entitled to vote at the Meeting may participate and vote at the Meeting.

Registered Shareholders and duly appointed proxy holders will be able to attend, ask questions and vote at the Meeting virtually by using the telephonic dial-in provided above.

Beneficial Shareholders who have not duly appointed themselves will be able to attend the virtual Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

Meeting Format

The Company is holding the Meeting this year as a completely virtual Meeting, which will be conducted via teleconference. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxy holders will be able to attend, participate and vote at the Meeting via teleconference.

Beneficial Shareholders (being Shareholders who hold their common shares of the Company (“Common Shares”) through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) will be able to attend the Meeting, but will not be permitted to ask questions or vote, unless they duly appoint themselves as their own proxy holder and comply with all of the requirements set out in the Circular relating to that appointment and registration and applicable laws. Failing which, any Beneficial Shareholder will be able to attend the Meeting as a guest but will not be able to vote or ask questions at the Meeting.

The Company strongly encourages you to vote your shares by proxy prior to the Meeting rather than at the Meeting.

Your Vote is Important

Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2019 (collectively, the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.

On or about June 1, 2020, we will mail to Shareholders of record as of the close of business on May 25, 2020, a notice containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.

Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and https://www.silverelef.com/investors/shareholder-meetings/.

You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-569-3661.

DATED at Vancouver, British Columbia, this 25th day of May, 2020.

BY ORDER OF THE BOARD

/s/ “Michael Doolin”

Michael Doolin
Chief Executive Officer
Silver Elephant Mining Corp.

SILVER ELEPHANT MINING CORP.

MANAGEMENT INFORMATION CIRCULAR TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	2
GENERAL PROXY INFORMATION	6
SOLICITATION OF PROXIES	6
RECEIVING DOCUMENTS	6
REGISTERED AND BENEFICIAL SHAREHOLDERS	7
VOTING	7
WHO CAN VOTE	7
HOW TO VOTE	7
CHANGING YOUR VOTE	11
VOTING RESULTS	11
NOTICE REGARDING NON-GAAP MEASURES	11
ADDITIONAL INFORMATION	11
ABOUT THE MEETING	12
TIME, DATE AND PLACE	12
ITEMS OF BUSINESS	12
QUORUM AND APPROVAL	12
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	12
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	12
VOTES NECESSARY TO PASS RESOLUTIONS	13
DIRECTORS	13
NUMBER OF DIRECTORS	13
ELECTION OF DIRECTORS	13
MAJORITY VOTING FOR DIRECTORS	13
DIVERSITY	13
ADVANCE NOTICE POLICY
TERM LIMITS AND RETIREMENT POLICY	14
INFORMATION ABOUT DIRECTOR NOMINEES	14
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS	19
APPOINTMENT AND REMUNERATION OF THE AUDITOR	19
AUDIT COMMITTEE	20
BACKGROUND	20
COMPOSITION, NAME OF AUDIT COMMITTEE MEMBER
RELEVANT EXPERIENCE AND QUALIFICATIONS	20
PRE-APPROVAL POLICIES FOR NON-ADUIT SERVICES	20
EXTERNAL AUDITOR FEES	20
STATEMENT OF EXECUTIVE COMPENSATION	21
COMPENSATION DISCUSSION AND ANALYSIS	21
INTRODUCTION	21
COMPENSATION DISCUSSION AND ANALYSIS	21
NAMED EXECUTIVE OFFICERS	21
REPORT OF EXECUTIVE COMPENSATION	21
EQUITY PARTICIPANTS – SHARE BASED AND OPTION-BASED AWARDS	23
SHARE BONUS PLAN	25
STOCK APPRECIATION RIGHTS PLAN	26
SUMMARY COMPENSATION TABLE	27
OUSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	28
INCENTIVE PLAN AWARDS	29
TERMINATION AND CHANGE OF CONTROL BENEFITS	29
STATEMENT OF DIRECTOR COMPENSATION	30
INCENTIVE PLAN AWARDS	31
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	31
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	31
OTHER DIRECTORSHIPS	31
ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE METINGS	32
MANAGEMENT CONTRACTS	32
CORPORATE GOVERNANCE DISCLOSURE	32
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	32
PARTICULARS OF ADDITIONAL MATTERS TO BE ACTED UPON	36
AMENDMENT OF WARRANTS	37
REGISTRAR AND TRANSFER AGENT	38
ADDITIONAL INFORMATION	38
DIRECTORS’ APPROVAL	39

SILVER ELEPHANT MINING CORP.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) has been prepared to provide information to shareholders (“Shareholders”) of Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) as of the close of business on May 25, 2020, (the “Record Date”) regarding the 2020 annual general and special meeting of Shareholders to be held on Tuesday, July 7, 2020 (the “Meeting”).

The Meeting will be held as a completely virtual Meeting, which will be conducted via teleconference.

Shareholders wishing to attend the Meeting may do so by calling 1-877-407-2991 (toll-free in Canada and USA) or 1-201-389-0925 (for holders outside of Canada and USA) and instructions will be provided as to how shareholders entitled to vote at the Meeting may participate and vote at the Meeting.

A summary of the information Shareholders will need to attend the Meeting is provided below.

All information in the Circular is as at May 25, 2020 unless otherwise noted are expressed in Canadian dollars are referred to as “C$”.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in the Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held on July 7, 2020 at 10:00 a.m. (Pacific Daylight Time) via live teleconference which may be accessed by Shareholders via the dial-in information provided above.

Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, all of which costs are paid by the Company. If you are eligible to vote and your common shares of the Company (“Common Shares”) are registered in your name, you can vote your Common Shares in person at the Meeting or by completing your proxy form and returning the same in accordance with the instructions set out herein and in the enclosed documents. If your Common Shares are not registered in your name but are held by a nominee, please see below.

Receiving Documents

Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (“VIF” and, together with the Notice of Meeting and the Circular, collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2019 (the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

On or about June 1, 2020, we will mail to Shareholders of record as of the close of business on May 25, 2020 a notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.

If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.

Copies of the Meeting Materials are also available on the Internet at www.sedar.com and on the Company’s website at https://www.silverelef.com/investors/shareholder-meetings/. Copies of the Financial Information are also available on the Internet at www.sedar.com and the Company’s website at https://www.silverelef.com/investors/financial-reports/.

You may request a paper copy of the Meeting Materials and the Financial Information by contacting the Corporate Secretary at 604-569-3661.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The Proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is amalgamated under the Business Corporations Act (British Columbia) (the “BCBCA”), as amended, certain of its directors and its executive officers are residents of Canada or elsewhere, and its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment made by a United States court.

Registered and Beneficial Shareholders

The N&A card and VIF are being sent to both registered and Beneficial Shareholders.

As a Shareholder, you may request printed copies of our annual and interim financial statements and management’s discussion and analysis by checking the appropriate box on the enclosed VIF.

VOTING

Who Can Vote

You are entitled to receive notice of and vote at the Meeting if you held our Common Shares as of the close of business on May 25, 2020, the record date.

Each Common Share that you own entitles you to one vote on each item of business at the Meeting.

How to Vote

We are holding the Meeting in a virtual only format this year out of an abundance of caution to proactively deal with the potential issues arising from the unprecedented public health impact of COVID-19 and to limit and mitigate risks to the health and safety of our communities, Shareholders, employees, directors and other stakeholders. All Shareholders will have an opportunity to listen to the Meeting, and Registered Shareholders and duly appointed proxy holders will be permitted to ask questions and vote at the Meeting by calling into the Meeting using the dial-in information provided above regardless of their geographic location.

There are different ways to submit your voting instructions, depending on whether you are a registered or Beneficial Shareholder. You may vote before the Meeting by completing your form of proxy or VIF in accordance with the instructions provided therein. Beneficial Shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Common Shares are voted at the Meeting.

If you attend the Meeting via teleconference, it is important that you are connected to the teleconference call at all times during the Meeting in order to vote when required. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting and complete any related procedures as directed.

REGISTERED SHAREHOLDERS

Attending and Voting at the Meeting

You are a registered Shareholder if you have your Common Shares registered in your name.

You do not have to complete the proxy form if you want to attend the Meeting live via teleconference and vote directly at the Meeting.

Registered Shareholders and duly appointed proxy holders will be able to attend, participate and vote at the Meeting by calling 1-877-407-2991 (toll-free in Canada and USA) or -201-389-0925 (for holders outside of Canada and USA) and instructions will be provided as to how shareholders entitled to vote at the Meeting may participate and vote at the Meeting. You will be asked to provide your proxy control number (the “control number”) for account validation when requested.

●
Registered Shareholders: The control number is located on the form of proxy or in the email notification that you received.

If, as a registered Shareholder, you decide to vote your Common Shares at the Meeting, you will be revoking any and all previously submitted proxies for the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to vote at the Meeting.

If, as a registered Shareholder, you are using your control number to participate in the Meeting and you wish to revoke any and all previously submitted proxies for the Meeting you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting.

Registered Shareholders who wish to appoint a third-party proxy holder to represent them at the Meeting MUST submit their duly completed proxy form or VIF AND register the proxy holder. See “Voting by Proxy” below.

Voting by Proxy

Mr. Greg Hall, Director of the Company, or failing him, Ms. Brigitte McArthur, Corporate Secretary of the Company, have agreed to act as the Company’s proxy holder representatives. You can appoint someone other than the Company’s representatives to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxy holder, print the name of the person you want in the space provided in the form of proxy and follow the procedures as outline below. This person does not need to be a Shareholder.

On any ballot, your proxy holder must vote your Common Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Common Shares will be voted accordingly. If there are other items of business that come before the Meeting, or amendments or variations to the items of business, your proxy holder will have the discretion to vote as he or she see fit.

If you appoint the Company’s representatives but do not tell them how to vote your Common Shares, your Common Shares will be voted:

●
For the fixing the number of directors at five (5);

●
For the nominated directors listed on the proxy form and in the Circular;

●
For re-appointing Davidson & Company LLP as the independent auditor and authorizing the Board to fix the auditor’s remuneration; and

●
For the repricing of certain common share purchase warrants of the Company,

all as more particularly set out herein.

This is consistent with the voting recommendations by the Board and management. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Company’s representatives will vote according to management’s recommendation.

A proxy will not be valid unless it is signed by the registered Shareholder, or by the registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Shareholder, or as an officer or attorney of a registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to our transfer agent, Computershare Investor Services Inc. at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States. You may also vote on the Internet or by telephone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 10:00 a.m. (Pacific Daylight Time) on July 3, 2020, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.

If you appoint someone other than the Company’s representatives to be your proxy holder to attend, participate or vote at the Meeting, you MUST submit your proxy form or VIF (as applicable) appointing such third party proxy holder AND register the third party proxy holder, as described below. Registering your proxy holder is an additional step to be completed AFTER you have submitted your proxy form or VIF. Failure to register the proxy holder will result in the proxy holder not receiving a Username to attend, participate or vote at the Meeting.

●
Submit your proxy form or VIF: If you are a registered Shareholder and wish to appoint a third party proxy holder to attend, participate or vote at the Meeting as your proxy and vote your Common Shares, you have to insert such person’s name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxy holder, which is an additional step to be completed once you have submitted your form of proxy or VIF.

NON-REGISTERED SHAREHOLDERS

If your Common Shares are registered in the name of:

●
your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your Common Shares in a nominee account; or

●
a clearing agency like the Canadian Depository for Securities Limited (CDS).

The following information is of significant importance to shareholders who do not hold their Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of beneficial owners (“Beneficial Shareholders”) – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for objecting beneficial owners), and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for non-objecting beneficial owners).

The Company is taking advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Information Form (“VIF”) from Computershare, our transfer agent. The VIF is to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

The Meeting Materials are being sent to Beneficial Shareholders who are NOBOs. If you are a Beneficial Shareholder, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

The Company is taking advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials indirectly through intermediaries to its OBOs. The Company will pay these intermediaries expenses to deliver Meeting Materials to OBOs. Intermediaries are responsible for delivering the Meeting Materials to OBOs unless the OBO has waived the right to receive them. Beneficial Shareholders, who are OBOs, should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company) different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as you instruct; or (b) have any alternate representative you may choose duly appointed to attend the Meeting and vote your Common Shares.

Alternatively, you can request in writing that your broker send you a Proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Common Shares.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being affected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is amalgamated under the Business Corporations Act (British Columbia) (the “BCBCA”), as amended, certain of its directors and its executive officers are residents of Canada and its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment made by a United States court.

Notice-and-Access

As noted above, the Company is utilizing Notice-and-Access Provisions under NI 54-101 and NI 51-102 for distribution of this Circular to non-Registered Shareholders.

The Notice-and-Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and at least one other website, rather than mailing paper copies of such materials to non-Registered Shareholders. Electronic copies of this Circular and proxy related materials may be found under the Company’s SEDAR profile at www.SEDAR.com and on the Company’s website at https://www.silverelef.com/investors/shareholder-meetings/.

The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of this Circular to some shareholders with the notice package.

In relation to the Meeting, non-Registered Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of this Circular. Shareholders are reminded to review this Circular.

Changing Your Vote

Registered Shareholders

Registered Shareholders may revoke their proxy by sending a new completed proxy form with a later date or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered Shareholder that is a corporation or association, your written note must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it was postponed or adjourned.

Send the written notice to:

●
Silver Elephant Mining Corp., Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2 Attention: Corporate Secretary via email at bmcarthur@silverelef.com; or

●
Our transfer agent: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States.

If, as a registered Shareholder, you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online, however you will still be able to listen in and participate in the Meeting by dialing in to the dial in information provided above.

Beneficial Shareholders

Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders can change their vote by contacting their intermediary right away, so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Voting Results

Voting results will be filed on the Company’s profile on SEDAR (www.sedar.com) and in a news release issued following the Meeting, which will be available on SEDAR and on the Company’s website (https://www.silverelef.com/category/news/).

Notice Regarding Non-GAAP Measures

This Circular includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including cash costs per payable ounce of precious metals sold and basic attributable income per share to manage and evaluate operating performance. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measure prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. See “Non- GAAP Financial Measures” in our management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2019 for a more detailed discussion of how we calculate such measures and for a reconciliation of certain measures to IFRS terms.

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

You can find financial information relating to the Company in our consolidated financial statements, management’s discussion & analysis and Annual Information Form (or Annual Report on Form 20-F) for the most recently completed financial year. These documents are available on our website (www.silverelef.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

You can also request copies of these documents by contacting the Corporate Secretary at 604-569-3661 or via email to bmcarthur@silverelef.com.  If you have any questions about the Meeting or the Meeting Materials, please call our Corporate Secretary at 604-569-3661.

ABOUT THE MEETING

Time, Date and Place

The Meeting will be held at 10:00 a.m. (Pacific Daylight Time) on July 7, 2020 via teleconference as set out in the Notice of Meeting.

Items of Business

The items of business are set out in the Notice of Meeting.

Quorum and Approval

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is May 25, 2020. Only persons who were Registered Shareholders as of the close of business on May 25, 2020 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular. A quorum for the Meeting shall be two persons present in person, each being a shareholder entitled to vote or appointed by proxy and holding together or representing by proxy not less than 5% of the outstanding shares of the Company entitled to vote at a meeting.

Interest of Informed Persons in Material Transactions

To the knowledge of the Company, no (i) director or executive officer of the Company or any of its subsidiaries; (ii) Shareholder (or director or executive officer of such Shareholder) who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares; and (iii) associates or affiliates of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

We are not aware of any informed person or any nominee for director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2019 or any proposed transaction, either of which would have a material effect on us or any of our subsidiaries.

An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if it has purchased, redeemed or otherwise acquired any of its Common Shares and for so long as it holds any of its Common Shares.

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is May 25, 2020. Only persons who were Registered Shareholders as of the close of business on July 3, 2020 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting shall be two persons present in person, each being a shareholder entitled to vote or appointed by proxy, and holding, together or representing by proxy, not less than 5% of the outstanding shares of the Company entitled to vote at a meeting.

Voting Securities and Principal Holders of Voting Securities

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at the date hereof, the Company has issued and outstanding 138,272,408 fully paid and non-assessable Common Shares. Each Common Share carries the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company has no other classes of voting securities and does not have any classes of restricted securities. The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF”.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

Votes Necessary to Pass Resolutions

Ordinary resolutions require a simple majority of 50% plus 1 of the votes cast at the Meeting by Shareholders to be approved.

A simple majority of affirmative votes cast at the Meeting is required to pass all of the ordinary resolutions described herein, other than the resolution approving the repricing of certain Common Share purchase warrants of the Company which requires a simple majority of votes cast by Shareholders other than holders of Warrants who are Insiders (as such term in defined in the TSX Company Manual) to pass. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

Special resolutions require a two-thirds majority of votes cast at the Meeting by Shareholders to be approved.

DIRECTORS

Number of Directors

The board of directors of the Company (the “Board”) is a variable board consisting of not fewer than one and not more than fifteen directors. The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion. Unless the director’s office is earlier vacated in accordance with the Business Corporations Act (British Columbia) and the constating documents of the Company, each director elected will hold office until the next annual meeting or until his successor is appointed.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at five (5). Such resolution will be approved if the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour thereof. At the Meeting, the Company will ask Shareholders to vote for the election of the five (5) nominees proposed by the Company as directors. Each holder of Common Shares will be entitled to cast their votes for, or withhold their votes from, the election of each director. The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Management of the Company recommends that you vote IN FAVOUR of fixing the number of directors at five and authorizing the Board to appoint new directors to fill any vacancies on the Board. In the absence of instructions to the contrary, the Company’s proxyholders will vote the Common Shares represented by each form of proxy, properly executed, IN FAVOUR of fixing the number of directors at five, and authorizing the Board to appoint new directors as necessary to fill any vacancies on the Board.

Majority Voting for Directors

The Board adopted a majority voting policy on March 25, 2014. The policy stipulates that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number that voted “withheld” in respect of such election, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Corporate Governance and Compensation Committee (the “CGCC”). The CGCC will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any CGCC deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Diversity

The Company is committed to supporting a culture of inclusiveness and diversity although it has not adopted any written policy specifically relating to the identification and nomination of women directors, nor does the Board currently consider the level of representation of women when making executive officer appointments or set arbitrary targets regarding women on the Board or in executive positions. Although the Board acknowledges that diversity, including diversity of experience, perspective, education, race, gender and national origin is of value to the Company, in considering potential directors and executive officers, the CGCC will continue to seek the most qualified candidates, regardless of their gender. While the CGCC is not specifically focused on achieving any particular level of representation of women on the Board, it will continue to consider that as one of the various factors it reviews as part of its nomination and Board assessment process. The Company does not believe that having a written policy which sets specific quotas or targets is an appropriate method for the Company to achieve diversity objectives.

The Company has been successful in recruiting two women to its key leadership positions and does not believe that any gender bias has existed or exists in its hiring or promotion decisions. For that reason, no affirmative action is required to ensure women have an equal opportunity within the Company. As of the date of this Circular, there are no female members of the Board. Of the seven executive officers of the Company, two are women, Ms. Irina Plavutska, Chief Financial Officer, who joined the Company on August 23, 2010 and has been an executive officer of the Company since September 11, 2013, and Ms. Brigitte McArthur, Corporate Secretary, who joined the Company on November 15, 2019. Together, Ms. Plavutska and Ms. McArthur, represent 29% of the overall executive officer positions within the Company. The Company will continue to monitor its gender diversity and disclose the results to its shareholders on an annual basis.

Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) on March 25, 2014. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

As of the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Term Limits and Retirement Policy

The Company has not adopted term limits for directors or other specific mechanisms for Board renewal, as it is satisfied that the terms of management’s current nominees for election as directors are not high, compared to other similar public companies and prevailing governance standards. None of the nominees have served as a director of the Company for more than 10 years, with one having served the shortest period at five years. The CGCC (as defined herein) believes that the Board composition being proposed is adequately balanced between more experienced members with historical knowledge of the Company and the mining industry, and newer members who bring with them fresher perspectives. The Board recognizes the value of consistency of tenure and therefore, seeks to retain this unique skillset among its members unless circumstances require otherwise. As well, the Board believes prescribed term limits or other prescriptive mechanisms are unnecessary where boards follow good corporate governance practices and properly govern themselves. The CGCC continually reviews and assesses the contributions of existing directors and the needs of the Company with respect to Board renewal as part of its nomination process. The Board will periodically consider whether term limits or other mechanisms for Board renewal should be adopted and will implement changes if, and when appropriate.

The Company does not have a retirement policy for its directors.

Information about Nominee Directors

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, province/state and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Company; their independence; their memberships with the applicable committees of the Company; each nominee’s attendance to Board meetings and applicable committee meetings. The two committees of the Company are: (i) the Audit Committee (the “AC”), and (ii) the Corporate Governance & Compensation Nominating Committee (the “CGCC”).

In addition, the table shows the nominees’ current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and options credited to, each nominee as of the date of this Information Circular.

For additional information regarding compensation, options, equity ownership, and current directorships, please refer to the Statement of Executive Compensation, Director Compensation, Statement of Corporate Governance Practices and Other Directorships. The chart below includes the attendance of each director for the Board of Directors meetings and various committee meetings held between January 1, 2019 to December 31, 2019.

Name of Director/Officer	Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(1)	Number of Options Held(1)
John Lee
	7,633,211(i)	4,580,000
Taipei, Taiwan Director since: June 2011 Pre-amalgamated October 2009(iii) Non-independent Member of the Board
Present: Director of the Company from October 21, 2009 to present; President of Mau Capital Management LLC (private investor relations firm) from July 2004 to present; and Executive Chairman of the Company from January 2013 to present.

Former: Interim President of the Company from June 2011 to October 2018; Interim CEO of the Company from November 2012 to October 2018; Head of Internal Affairs of the Company from October 2018 to February 2019; and Interim President and Interim Chief Executive Officer of the Company from February 2019 to April 2019.

	Board/Committee Membership	Attendance	%
	Board	4 of 4	100%
	Audit Committee	0 of 4(iv)	0%

	Number of Stock Options Granted	Exercise Price ($)	Expiry
	500,000	0.20	June 2, 2021
	300,000	0.49	Jan. 12, 2022
	550,000	0.33	Jan. 12, 2022
	680,000	0.35	Sept. 1, 2022
	400,000	0.28	Apr. 6, 2023
	350,000	0.33	Oct. 17, 2023
	700,000	0.20	Jul. 29, 2024
	300,000	0.44	Nov. 1, 2024
	800,000	0.22	May 4, 2025

Notes:
(i) Of the 7,633,211 common shares, 284,310 common shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by John Lee.
(ii) John Lee is not considered independent as he is currently the Company’s Executive Chairman.
(iii) Northern Platinum Ltd., Prophecy Holdings Inc. and Prophecy Resource Corp. were amalgamated on June 13, 2011 as one company under the name “Prophecy Resource Corp.” Prophecy Resource Corp. changed its name to “Prophecy Coal Corp.” on June 14, 2011. Prophecy Coal Corp. changed its name to “Prophecy Development Corp.” on January 5, 2015. Prophecy Development Corp. changed its name to “Silver Elephant Mining Corp.” on March 16, 2020.
(iv) Mr. Lee was appointed as a member of the Audit Committee on February 28, 2019, filling a vacancy upon Mr. Louise Dionne’s resignation until a suitable candidate was appointed. Mr. Lee was replaced as a member of the Audit Committee on December 10, 2019 by Mr. Marc Leduc.

Greg Hall
	238,092	660,000
British Columbia, Canada Director since: June 2011 Pre-amalgamated October 2009(i) independent Member of the Board Chairman & Member of AC Chairman & Member of CGCC
Present: independent Director of the Company from October 21, 2009 to present; President of Water Street Assets Inc. from September 2013 to present.

Former: Director of Fidelity Minerals Corp. from September 23, 2016 to December 4, 2018; and Director of Intertainment Media Inc. from January 19, 2011 to May 29, 2015.

	Board/Committee Membership	Attendance	%
	Board	4 of 4	100%
	Audit Committee	4 of 4	100%
	Corporate Governance & Compensation Committee	Nil(ii)	N/A

	Number of Stock Options Granted	Exercise Price ($)	Expiry
	120,000	0.20	Jun. 2, 2021
	50,000	0.49	Jan. 12, 2022
	50,000	0.33	Jan. 12, 2022
	50,000	0.35	Sept. 1, 2022
	40,000	0.28	Apr. 6, 2023
	50,000	0.33	Oct. 17, 2023
	120,000	0.20	July 29, 2024
	80,000	0.44	Nov. 1, 2024
	100,000	0.22	May 4, 2025

Notes:
(i) Northern Platinum Ltd., Prophecy Holdings Inc. and Prophecy Resource Corp. were amalgamated on June 13, 2011 as one company under the name “Prophecy Resource Corp.” Prophecy Resource Corp. changed its name to “Prophecy Coal Corp.” on June 14, 2011. Prophecy Coal Corp. changed its name to “Prophecy Development Corp.” on January 5, 2015. Prophecy Development Corp. changed its name to “Silver Elephant Mining Corp.” on March 16, 2020.
(ii) The Corporate Governance & Compensation Committee did not meet during the year ended December 31, 2020.

Name of Director/Officer	Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(1)	Number of Options Held(1)
Masateru Igata
	1,138,928(i)	660,000(i)
Ulaanbaatar, Mongolia Director since: April 2014 independent Member of the Board Member of AC Member of CGCC	Present: independent Director of the Company from April 23, 2014 to present; Founder and Chief Executive Officer of Frontier Japan from January 2015 to present.
	Board/Committee Membership	Attendance	%
	Board	3 of 4	75%
	Audit Committee	4 of 4	100%
	Corporate Governance & Compensation Committee	Nil(ii)	N/A

	Number of Stock Options Granted	Exercise Price ($)	Expiry
	120,000	0.20	Jan. 2, 2021
	70,000	0.49	Jan. 12, 2022
	50,000	0.33	Jan. 12, 2022
	50,000	0.35	Sept. 1, 2022
	40,000	0.28	Apr. 6, 2023
	50,000	0.33	Oct. 17, 2023
	100,000	0.20	Jul. 29, 2024
	80,000	0.44	Nov. 1, 2024
	100,000	0.22	May 4, 2025

Notes:
(i) The Common Shares and Stock Option grants are held by Sophir Asia Limited, a private company wholly owned and controlled by Mr. Igata.
(ii) The Corporate Governance & Compensation Committee did not meet during the year ended December 31, 2020.

Marc Leduc
	23,585	330,000
Colorado, United States Director since: July 2019 independent Member of the Board Member of AC Member of CGCC
Present: independent Director of the Company from July 22, 2019 to present; Chief Operating Officer of KORE Mining Ltd. from October 29, 2019 to present; Director of South Star Mining Corp. from March 25, 2019 to present.

Former: COO and Interim CEO (October 24, 2017 to December 31, 2017) of NewCastle Gold Ltd. (formerly Castle Mountain Mining Company Limited) from October 12, 2016 to December 31, 2017. Executive Vice President of US Operations for Equinox Gold from January 1, 2018 to March 31, 2019. President, Chief Executive, and a Director of Luna Gold Corp. from January 30, 2015 to August 14, 2016; and Director of Rupert Resources Ltd. from April 10, 2013 to December 7, 2016

	Board/Committee Membership	Attendance	%
	Board	1 of 4(i)	25%
	Audit Committee	0 of 4(ii)	0%
	Corporate Governance & Compensation Committee	Nil(iii)	N/A

	Number of Stock Options Granted	Exercise Price ($)	Expiry
	150,000	0.20	Jul. 29, 2024
	80,000	0.44	Nov. 1, 2024
	100,000	0.22	May 4, 2025

Notes:
(i) Mr. Leduc was appointed as a Director on July 22, 2019.
(ii) Mr. Leduc was appointed as a member of the Audit Committee on December 10, 2019 replacing John Lee.
(iii) Mr. Leduc was appointed to the Corporate Governance & Compensation Committee on December 10, 2019. The Corporate Governance & Compensation Committee did not meet during the year ended December 31, 2020.

Name of Director/Officer	Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(1)	Number of Options Held(1)
Ronald Clayton
	15,000	500,000
Nevada, United States Director since: November 2019 independent Member of the Board
Present: independent Director of the Company from November 4, 2019 to present; President, Chief Executive Officer and a Director of 1911 Gold Corporation (formerly Havilah Mining Corporation) from November 26, 2018 to present; and a Director of Gold Standard Ventures Corp. from January 30, 2018 to present.

Former: Chief Operating Officer, President, Chief Executive Officer and a Director of Tahoe Resources Inc. from May 25, 2010 to June 15, 2018.

	Board/Committee Membership	Attendance	%
	Board	0 of 4(i)	N/A

	Number of Stock Options Granted	Exercise Price ($)	Expiry
	200,000	0.44	Nov. 1, 2024
	300,000	0.22	May 4, 2025

	Notes: (i) Mr. Clayton was appointed as a Director on November 4, 2019.

Notes:

(1)
The number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by the above directors and officers is based on information furnished by the directors and officers themselves and from the insider reports available at www.sedi.ca.
(2)
As of May 25, 2020, the current directors of the Company, five (5) in the aggregate, beneficially owned, controlled or directed, directly or indirectly, an aggregate of 9,010,231 Common Shares (excluding stock options granted) or approximately 6.52% of the Common Shares issued and outstanding. To the knowledge of the Company there are no Common Shares owned directly or indirectly by the Nominee Directors other than as disclosed above.
(3)
The AC shall meet four times annually, or more frequently as circumstances dictate. The Audit Committee is comprised of Greg Hall (Chairman), Masateru Igata and Marc Leduc.
(5)
The CGCC will meet as often as the Chair shall determine to be necessary or appropriate. The CGCC is comprised of Greg Hall (Chairman), Masateru Igata, and Marc Leduc.

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

John Lee is the Executive Chairman has been a Director of the Company since October 2009. Mr. Lee has been an accredited investor in the resource industry since 2001. Under John’s leadership, the Company raised over $110 million and grew from having minimal assets to owning substantial assets in USA, Bolivia and Mongolia. Mr. Lee is a CFA charter holder and has degrees in economics and engineering from Rice University. Since joining the Company, Mr. Lee has led the Company in making several timely project acquisitions and has also identified, negotiated, and financed the Pulacayo Project acquisition in 2015 and the Gibellini Project acquisition in 2017.

Greg Hall Director & Co-Founder. Mr. Hall has 40 years of experience in venture capital and a background in corporate finance. As a corporate director of public companies since 2003, Mr. Hall has been involved in strategic planning, mergers and acquisitions, and investment decisions. He also spent 23 years as an investment banker. Prior to his retirement from the investment business in 2003, Mr. Hall held the following positions: Founding Partner & Director, PI Financial; Partner & Director, Haywood Securities; VP, Canaccord Genuity; Sr. VP, Leede Jones Gable. He is a former Director & Audit Committee Chairman, Silvercorp Metals (NYSE). Mr. Hall is a graduate of the SME Enterprise Board Program, Rotman School of Management, University of Toronto, and a Member of the Institute of Corporate Directors. Current positions include: President & Director, Water Street Assets; Director, CanX CBD Processing; Co-Founding Shareholder & Former Director, Numinus Wellness (Salvation Labs); Director, Incubara Capital.

Masateru Igata has been an independent Director of the Company since April 2014. Mr. Igata, Founder & CEO of Frontier LLC and Frontier Japan, has more than 30 years of professional experience in Asian financial markets. Prior to establishing Frontier Securities (Later renamed as Frontier LLC) in 2007, he had been a Managing Director at Salomon Brothers/Citigroup/Nikko Citigroup in Tokyo leading the company to be the most profitable foreign investment bank in Japan for more than the decade. After leaving the firm in 2004, Mr. Igata became interested in Mongolia’s fast-growing economy, and began to develop close relationships with many Mongolian businesses since then. Mr. Igata has since invested in Mining, Finance and real estate sector in Japan, Mongolia, Canada and China through his own companies in each region. In addition, with proven expertise on cross-border capital raising, Mr. Igata has been actively promoting Mongolian investment opportunities to foreign investors and advocating capital market’s best practices in Mongolia to ensure and enhance its access to foreign investors through a full range of financial services, corporate access and research. In addition, he has extensively advised the Government of Mongolia, several government agencies and major corporate in Mongolia on fund raising, corporate governance and value enhancement. In Japan, Mr. Igata has served as an advisor to major mining companies on corporate governance, investor relations and the outlook on the global mining sector. Hosting Invest Mongolia Tokyo is one of the services to facilitate himself and Japanese investors to access to the Government and the Business in Mongolia. In addition, Mr. Igata has been actively advising the Japanese Government and Government related agencies on the various issues on the global mining industry. Mr. Igata is a certified member of the Securities Analyst Association of Japan and an Advisory Member of the Board at Business Council of Mongolia (BCM). Mr. Igata was conferred a decoration of Nairamdal (Friendship) from President of Mongolia Tsakhiagiin Elbegdorj on June 2017.

Marc Leduc has been an independent Director of the Company since July 2019. Mr. Leduc is a mining engineer and geologist with more than 30 years’ experience involving all aspects of the development, operations, planning and evaluation of mining projects. Mr. Leduc holds a B.Sc. (Hons) degree in Mining Engineering from Queen’s University in Kingston, Ontario, and a B.Sc. degree in Geology from the University of Ottawa, and he is a registered professional engineer in both Ontario and BC. Mr. Leduc has led technical teams in the design and construction of large mines, heap leach and tailings facilities. Mr. Leduc has held top management positions with several mining companies including most recently Chief Operating Officer and Interim CEO of NewCastle Gold Ltd. before it was acquired in 2017 via merger with Trek Mining Inc. and Anfield Gold Corp. (now named Equinox Gold Corp.). Mr. Leduc, following the merger, remained with Equinox Gold for all of 2018 and into 2019 holding the position of Senior Vice President of US Operations. Mr. Leduc currently holds the position of COO with Kore Mining and is an independent director of South Star Mining. Mr. Leduc spent several years working in Peru as the President and COO for Bear Creek Mining Corp, a silver exploration and development company.

Ronald Clayton has been an independent Director of the Company since November 4, 2019. Mr. Clayton is a seasoned executive with over 40 years of mine operating experience. He was COO and later the CEO of Tahoe Resources and led the successful construction and operation of Tahoe’s flagship Escobal silver mine, which at its peak (2015 to 2017) produced over 20 million ounces of silver annually. Tahoe was acquired by Pan American Silver Corp. for US$1.07 billion in February 2019. Prior to his 8-year tenure at Tahoe, Mr. Clayton was senior vice president for operations and general manager of several underground mines for Hecla Mining Company. Mr. Clayton earned a Bachelor of Science degree in mining engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

Management of the Company recommends that you vote IN FAVOUR of the election of each of the above nominees to the Board. In the absence of instructions to the contrary, the Company’s proxyholders will vote the Common Shares represented by each Proxy, properly executed, IN FAVOUR of the election of each of the above nominees to the Board.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the best of our knowledge, none of the proposed directors of the Company:

(a)
is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)
was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means:

(i)           a cease trade order;
(ii)           an order similar to a cease trade order; or
(iii)
an order that denied the relevant company access to any exemption under securities legislation, that was in effect for more than 30 consecutive days.

Except as disclosed herein, to the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(b)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(c)
has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

APPOINTMENT AND REMUNERATION OF THE AUDITOR

Davidson & Company LLP, Chartered Accountants, (“Davidson & Company”) of 1200 – 609 Granville Street, Vancouver, British Columbia, V7Y 1G6, will be proposed at the Meeting for appointment as auditor of the Company until the close of business at the next annual meeting, at remuneration to be fixed by the directors. The Audit Committee and Board approved Davidson & Company, who have been auditors for the Company since November 21, 2013.

Management of the Company recommends that you vote IN FAVOUR of the appointment of Davidson & Company as auditors of the Company until the next annual meeting. In the absence of instructions to the contrary, the Company’s proxyholders will vote the Common Shares represented by each Proxy, properly executed, IN FAVOUR of the appointment of Davidson & Company as auditors of the Company.

AUDIT COMMITTEE

The complete text of the Company’s audit committee charter can be viewed on the Company’s website at https://www.silverelef.com/ under Corporate/Corporate Governance in the Company’s Corporate Governance Policies and Procedures Manual. Please also see the “Audit Committee” section of the Company’s SEC Form 20-F Annual Report for the year ended December 31, 2019, which can be found on the Company’s website at https://www.silverelef.com/company/annual-reports/.

Background

Composition, Name of Audit Committee Member, Relevant Experience and Qualifications

The Audit Committee is comprised of Greg Hall (Chairman), Masateru Igata and Marc Leduc, each of which are independent and financially literate. As a result of Messrs. Hall, Igata and Leduc’s education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

●
the accounting principles used by the Company to prepare its financial statements;
●
the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
●
reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and
●
an understanding of internal controls and procedures for financial reporting.

Refer to disclosure under Information of Management’s Nominees for Director for relevant education and experience of members of the Audit Committee.

Pre-Approval Policies for Non-audit Services

The Company’s auditor, Davidson & Company, has not provided any material non-audit services during the most recently completed fiscal year other than tax fees captioned below.

The Company has procedures for the review and pre-approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditor for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested, and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Davidson & Company to the Company to ensure auditor independence. Fees incurred with Davidson & Company LLP and its affiliates, Chartered Accountants, for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Fees	Year Ended December 31, 2019(4)	Year Ended December 31, 2018	Year Ended December 31, 2017
Audit Fees(1)	$100,000	$100,000	$100,000
Audit-Related Fees(2)	Nil	52,340	52,340
Tax Fees(3)	20,000	13,000	13,000
All Other Fees	Nil	Nil	Nil
TOTAL	$120,000	$165,340	$165,340

Notes:

(1)
“Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.
(2)
“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3)
“Tax Fees” represent fees for tax compliance, tax advice and planning.
(4)
Fees for the year ended December 31, 2019, are based, in part, upon estimates received by the Company as final invoices are yet to be rendered as of the date of this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The CGCC assists the Board in carrying out its responsibilities and decision-making process relating to executive and director compensation for the Company and its subsidiaries. The CGCC has the following duties, responsibilities and authority:

(a)
to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees;
(b)
review director compensation at least annually;
(c)
to annually review the Company’s base compensation structure and the Company’s incentive compensation, stock option and other share-based compensation plans and recommend changes in or additions to such structure and plans to the Board as needed;
(d)
to recommend to the Board the annual base compensation of the Company’s executive officers;
(e)
to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for officers and non-officer personnel providing services to the Company and recommend incentive compensation participation levels for officers and non-officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the CGCC will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years;
(f)
to evaluate the performance of officers generally and in light of annual corporate goals and objectives under any incentive compensation plan;
(g)
to provide oversight of the performance evaluation and incentive compensation of non-officer personnel providing services to the Company; and
(h)
to administer the Company’s stock option and other share-based compensation plans and determine the grants of Options and other share-based compensation.

Refer to Information of Management’s Nominees for Director for relevant education and experience of members of the CGCC.

The CGCC has not considered the implications of the risks associated with the Company’s compensation program.

The CGCC is comprised of Greg Hall (Chairman), Masateru Igata and Marc Leduc, each of which are independent.

Named Executive Officers

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)
the Chief Executive Officer (the “CEO”);
(b)
the Chief Financial Officer (the “CFO”);
(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(d)
each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2019.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director of the Company or its subsidiaries for the financial year ended December 31, 2019.

Although an NEO or director may purchase financial instruments that are designed to hedge or offset a decrease in market value of Common Shares granted as compensation or held, directly or indirectly, by the NEO or director, no such persons currently hold or plan to purchase such financial instruments.

Report on Executive Compensation

This report on executive compensation has been approved by the CGCC. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management, although the CGCC guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s NEOs. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The CGCC receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar mining exploration and development companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)
attracting and retaining talented, qualified and effective executives;
(b)
motivating the short and long-term performance of these executives; and
(c)
aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its share-based compensation plan.

Base Salary/Compensation

In the Board’s view, paying compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are remunerated in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company.

The compensation to be paid to a particular NEO is determined by gathering competitive information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications. The Company does not engage in formal benchmarking. Payment of cash compensation fits within the objective of the compensation program since it rewards each NEO for performance of his duties and responsibilities.

Compensation for the CEO is approved by the Board. Base compensation and bonus levels are determined taking into account independent market survey data.

Bonus Compensation

There are currently no specific performance goals set by the Company for executive bonus compensation. Bonus compensation is awarded at the discretion of the Board and the Board considers performance of the individual and the Company, competitive factors and other matters in awarding bonuses. The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive cash and share bonus compensation dependent upon the Company meeting the Company’s strategic objectives and milestones and sufficient cash resources being available.

Performance Graph

The Board of Directors recognizes that the mining industry is volatile in share prices. The Company’s focus is on long-term shareholder value growth. The Company’s common shares were valued at $0.39 on the TSX at December 31, 2019. The following chart compares the total cumulative shareholder return for $100 invested in the Company’s common shares since December 31, 2014 to December 31, 2019, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Note: The Company does not, nor is it contemplating in the near term, paying a dividend on its Common Shares.

Compensation levels for NEOs over the period indicated reflect their accomplishment of performance goals that are targeted at building a foundation for the long-term success of the Company. In particular, NEOs were instrumental in identifying, negotiating and closing key project acquisitions for the Company. Given the early stage of the Company’s development, these achievements may not yet be recognized in the market price of the Company’s Common Shares, particularly in light of difficult market conditions for mining stocks in recent years. A significant proportion of compensation for the Company’s NEOs continues to be “at risk” compensation in the form of Common Shares and Option grants, with the value of such Common Shares and Options being directly affected by changes in share price. However, base salaries are not determined on benchmarks, performance goals or specific formula but are set to be competitive with industry levels. Discretionary cash bonuses may also be paid based upon a review of various operational and other objectives of the Company, the results of which may not have necessarily been reflected in the Company’s share price in a particular year. In addition, the trading price of the Common Shares may be affected by various factors not related to the results of the Company such as changes in commodity prices and general economic conditions. Accordingly, it is difficult to specifically correlate total compensation to the trends shown in totality in the above performance graph. Over the period December 31, 2014 through December 31, 2019, total compensation received by the NEOs fluctuated significantly (Refer to Incentive Plan Awards – Value Vested or Earned During the Year for NEOs).

Equity Participation – Share-Based and Option-Based Awards

The Company has a 15% fixed share-based compensation plan in place, as approved by the Company’s shareholders on June 2, 2016, as amended on June 13, 2017 and September 12, 2019 (the “2016 Plan”), under which the Company may grant Options, Bonus Shares (as defined herein) or Stock Appreciation Rights (each, an “Award” as defined herein) to acquire the equivalent of a maximum of 14,372,419 of the Company’s Common Shares. As at the date of this Information Circular, there are the equivalent of 12,282,500 Options outstanding under the 2016 Plan, which constitutes 8.88% of the total issued and outstanding Common Shares.

The 2016 Plan was established to provide incentive to qualified parties being directors, officers, employees and consultants, to increase their proprietary interest in the Company through equity participation and foster their continued association with the Company. The Company believes that encouraging its directors, officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Awards are granted to staff taking into account a number of factors, including the amount and term of Options or Awards previously granted, base salary and bonuses and competitive compensation factors. Award Options vest according to terms established by the 2016 Plan. At least annually, the CGCC reviews grants of Awards to directors, officers, employees and consultants.

The Company’s long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain directors, officers and qualified employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. The Black-Scholes method is used to value Options. Awards provide employees with the opportunity to participate in the growth of the Company’s share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

The CGCC approves Awards to facilitate consideration of targeted direct compensation to officers. Award Options are generally granted to directors and officers annually as part of the annual compensation review. Award Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price (the “Exercise Price”) for Award Options is set in accordance with TSX policies and is based on the five-day volume weighted average trading price prior to the date of grant.

The CGCC may make additional amendments to the 2016 Plan subject to any necessary shareholder and regulatory approvals. Amendments to the 2016 Plan, which would require such approvals include any amendment to the 2016 Plan, which increases the number of Common Shares issuable pursuant to Awards under the 2016 Plan.

The following is a summary of certain provisions of the 2016 Plan and is qualified in its entirety by the full text of the 2016 Plan, subject to any revisions or amendments (including the proposed amendments to the 2016 Plan) deemed necessary by the CGCC and Board.

Purpose

The purpose of the 2016 Plan is to promote the interests and long-term success of the Company by: (i) providing certain employees, directors, officers and consultants with greater incentive to further develop and promote the Company’s business and financial success; (ii) furthering the alignment of interests of persons to whom Awards (as defined herein) may be granted with those of the shareholders generally through a proprietary ownership interest in the Company; and (iii) assisting the Company in attracting, retaining and motivating its employees, directors, officers and consultants.

Eligible Persons

Awards may be granted to an employee, director, officer or consultant of the Company or any of its subsidiaries (an “Eligible Person”). A participant (“Participant”) is an Eligible Person to whom an Award has been granted. An “Award” means any Option, Bonus Share or Stock Appreciation Right (each as defined herein) granted under the 2016 Plan.

Number of Common Shares Available for Awards

Subject to the adjustment provisions provided for in the 2016 Plan and the applicable rules and regulations of all regulatory authorities to which the Company is subject (including the Toronto Stock Exchange (the “Stock Exchange”), defined in the 2016 Plan to mean: “such stock exchange or other organized market on which the Common Shares are principally listed or posted for trading from time to time, and which, for greater certainty, is the TSX” as at the date of this Information Circular), the aggregate number of Common Shares issuable pursuant to Awards granted under the 2016 Plan plus the aggregate number of Common Shares issuable pursuant to outstanding Options granted under the 2016 Plan (as such term is defined in the 2016 Plan), must not exceed the equivalent of 14,372,419. As of the date of this Information Circular there are a total of 12,282,500 Common Shares issued and outstanding under the 2016 Plan, representing 8.88% of the total issued and outstanding Common Shares.

If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award are forfeited, the Common Shares will again be available for issuance under the 2016 Plan. Common Shares will not be deemed to have been issued pursuant to the 2016 Plan with respect to any portion of an Award that is settled in cash.

Number of Common Shares under Award Grant

Subject to complying with all requirements of the Stock Exchange and the provisions of the 2016 Plan, the number of Common Shares that may be purchased under any Award will be determined and fixed by the CGCC at the date of grant.

Maximum Award Grant

The following restrictions will apply to grants of Awards made to Non-Employee Directors (as defined in the Amended and Restated Plan):

(i)
the annual grant of Awards to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options; and
(ii)
the maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the number of Common Shares that are outstanding as at a specified time, on a non-diluted basis (as of the commencement of such one-year period).

Exercise Price of Options

The Exercise Price per Common Share under each Option will be the volume weighted average trading price of the Common Shares as reported on the Stock Exchange for the five (5) trading days immediately preceding the day on which the Option is granted, or such greater amount as the CGCC may determine; provided, however, that the Exercise Price of an Option shall not be less than the Current Market Price (the “Current Market Price” as such term is defined in the 2016 Plan) calculated on the Award date.

Vesting and Restrictions

Options vest according to the terms of the Option Agreement (as such term is defined in the 2016 Plan) under which they are granted.

Except as determined from time to time by the CGCC and Board, all Options will cease to vest as at the date upon which the Participant ceases to be an Eligible Person (which, in the case of an employee or consultant of the Company or its subsidiaries, will be the date on which active employment or engagement, as applicable, with the Company or its subsidiaries terminates, specifically without regard to any period of reasonable notice or any salary continuance).

Notwithstanding the above, in the event of the death of a Participant prior to the Participant ceasing to be an Eligible Person, all Options of such Participant will become immediately vested.

Term of Options and Causes of Cessation

Subject to s. 8.3 of the 2016 Plan that deals with extensions for blackout periods and the requirements of the Stock Exchange, each Option with expire (the “Expiry Date”) on the earlier of:

(a)
the date determined by the CGCC and specified in the Option Agreement pursuant to which such Option is granted, provided that such date may not be later than the earlier of: (i) the date which is the tenth anniversary of the date on which such Option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange;
(b)
in the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, such period of time after the date on which the Participant ceases to be an Eligible Person as may be specified by the CGCC, which date must not exceed 90 days following the termination of the Participant’s employment with the Company, or in the case of Options granted to a director, officer or consultant, 90 days following the Participant ceasing to be a director, officer or a consultant, unless the CGCC otherwise determines, and which period will be specified in the Option Agreement with the Participant with respect to such Option;
(c)
in the event of the termination of the Participant as an officer, employee or consultant of the Company or a subsidiary for cause, the date of such termination;
(d)
in the event that a director is subject to any order, penalty or sanction by an applicable securities regulatory authority which relates to such director’s activities in relation to the Company, and the CGCC determines that such director’s Options should be cancelled, the date of such determination;
(e)
in the event of the death of a Participant prior to: (i) the Participant ceasing to be an Eligible Person; or (ii) the date which is the number of days specified by the CGCC pursuant to subparagraph (b) above from the date on which the Participant ceased to be an Eligible Person; the date which is one year after the date of death of such Participant or such earlier date as may be specified by the CGCC and which period will be specified in the Option Agreement with the Participant with respect to such Option; and
(f)
notwithstanding the foregoing provisions of subparagraphs (b), (c), (d) and (e) above, the CGCC may, subject to the 2016 Plan, and to regulatory approval, at any time prior to expiry of an Option, extend the period of time within which an Option may be exercised by a Participant who has ceased to be an Eligible Person, but such an extension must not be granted beyond the original Expiry Date of the Option as provided for in subparagraph (a) above.

Blackout Extension

Where the Expiry Date for an Option occurs during a blackout period, the Expiry Date for such Option shall be extended to the date which is ten business days following the end of such blackout period, provided that, the Expiry Date for an Option will not be extended if the Eligible Person or the Company is subject to a cease trade order (or similar order under securities laws) in respect of the Company’s securities.

Share Bonus Plan

The CGCC will have the right to issue, or reserve for issuance, for no cash consideration, to any Eligible Person, as compensation or a discretionary bonus, any number of Common Shares (the “Bonus Shares”) as the CGCC may determine. The price at which such Bonus Shares are issued will be equal to the Current Market Price.

“Current Market Price” means: (a) in respect of Options, the volume weighted average trading price of the Common Shares as reported on the Stock Exchange for the five (5) Trading Days immediately preceding the day on which the Option is granted, or such greater amount as the CGCC may determine; provided, however, that the Exercise Price of an Option shall not be less than the minimum Exercise Price required by the applicable rules of the Stock Exchange; (b) in respect of Bonus Shares, means the most recent closing price of the Common Shares on the Stock Exchange immediately prior to the grant of the Bonus Shares; and (c) in respect of Stock Appreciation Rights (as defined herein) which are exercised: (i) the closing price of the Common Shares on the Stock Exchange on the date the notice of exercise in respect thereof is received by the Company, if such day is a Trading Day (the “Trading Day”) and the notice of exercise is received by the Company after regular trading hours; or (ii) the closing price of the Common Shares on the Stock Exchange on the Trading Day immediately prior to the date the notice of exercise in respect thereof is received by the Company, if the notice of exercise is received by the Company during regular trading hours, or on a non-Trading Day.

Stock Appreciation Rights Plan

The CGCC has the right, subject to the paragraphs below, to grant to any Eligible Person stock appreciation rights (“Stock Appreciation Rights”), with the specific terms and conditions thereof to be as provided in the 2016 Plan and in the award agreement (the “Award Agreement”) entered into in respect of such grant.

A Stock Appreciation Right will entitle the Participant to receive from the Company the number of Common Shares, disregarding fractions, as determined on the following basis:

Number of Common Shares	=	Number of Stock Appreciation Rights x (Current Market Price – SAR Exercise Price) / Current Market Price, less any amount withheld on account of income taxes

The Exercise Price per Common Share under each Stock Appreciation Right (“SAR Exercise Price”) will be the fair market value of the Common Shares, expressed in terms of money, as determined by the CGCC, in its sole discretion, provided that such price may not be less than the SAR Fair Market Value (as defined herein) or such other minimum price as may be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange. Subject to the foregoing, the fair market value (the “SAR Fair Market Value”) of any Common Share for the purpose of determining the SAR Exercise Price for any Stock Appreciation Right will be, unless otherwise determined by the CGCC in their discretion, the trading price at which the Common Shares traded on the Stock Exchange as of close of market on the day immediately prior to the date such Stock Appreciation Right is granted.

The obligation of the Company to issue and deliver any Stock Appreciation Rights pursuant to an Award or to deliver any Common Shares pursuant to the exercise thereof will be subject to receipt of all necessary approvals of any applicable securities regulatory authority and the Stock Exchange. The Company may grant Stock Appreciation Rights with the grant of Options.

Non-Transferability of Awards

Each Award Agreement will provide that the Award granted thereunder is not transferable or assignable to anyone other than by will or by the laws governing the devolution of property, to the Participant’s executor, administrator or other personal representative in the event of death of the Participant.

Procedure for Suspending, Amending or Terminating the 2016 Plan

The CGCC has the right at any time to suspend, amend or terminate the 2016 Plan or any Award Agreement, including, but not limited to, the right without approval of the shareholders, to: (a) make amendments of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms; (b) make amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Stock Exchange; (c) make amendments to vesting provisions of Awards; (d) extend the term of any Award held by non-insiders of the Company, as long as the extended term remains within the original expiry of the Award; and (e) prior to the expiry of an Option, extend the period of time within which an Option may be exercised by a Participant who has ceased to be an Eligible Person, but such an extension shall not be granted beyond the original Expiry Date of the Option.

Other Material Information

Subject to the provisions of the 2016 Plan, appropriate adjustments to the 2016 Plan and to Awards will be made, and will be conclusively determined, by the CGCC, to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Common Shares, the payment of share dividends by the Company (other than dividends in the ordinary course) or other changes in the capital of the Company or from a Merger and Acquisition Transaction (“Merger and Acquisition Transaction” as defined in the 2016 Plan). In the event of a Merger and Acquisition Transaction, or a proposed Merger and Acquisition Transaction, the CGCC will: (a) in an appropriate and equitable manner, determine any adjustment to the number and type of Common Shares (or other securities or other property) that thereafter will be made the subject of Awards; (b) in an appropriate and equitable manner, determine the number and type of Common Shares (or other securities or other property) subject to outstanding Awards; (c) in an appropriate and equitable manner, determine the Exercise Price with respect to any Award, provided, however, that the number of securities covered by any Award or to which such Award relates will always be a whole number; (d) in an appropriate and equitable manner, determine the manner in which all unexercised rights granted under the 2016 Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise of such rights by the Participants, the time for the fulfilment of any conditions or restrictions on such exercise, and the time for the expiry of such rights; (e) offer any Participant the opportunity to obtain a new or replacement Award over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under the Award and the Exercise Price (and otherwise substantially upon the terms of the Award being replaced, or upon terms no less favourable to the

Participant); and (f) commute for or into any other security or any other property or cash, any Award that is still capable of being exercised, upon giving to the Participant to whom such Award has been granted at least 30 days’ written notice of its intention to commute such Award, and during such period of notice, the Award, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the Award will lapse and be cancelled.

The following table sets out the annual burn rate of the 2016 Plan for each of the Corporation’s three most recently completed fiscal years. The annual burn rate represents the total number of securities granted under the 2016 Plan during the applicable fiscal year, divided by the weighted average number of securities outstanding for the applicable fiscal year.

Fiscal Year	Annual Burn Rate (%)
2019	3.9%
2018	5.2%
2017	7.3%

Summary Compensation Table

The following table is a summary of compensation paid in the Company’s previous three financial years to the Company’s NEOs. All compensation noted below are in Canadian Dollars unless otherwise noted.

					Non-equity incentive plan compensation ($)
Name and Position	Year	Salary ($)	Share based awards ($)	Option-based awards (1) ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
John Lee (1) (2)	2019	Nil	320,000	21,908 (6)	Nil	Nil	Nil	377,370	719,278
Executive Chairman	2018	Nil	Nil	80,064	Nil	Nil	Nil	406,468	486,532
& Director	2017	Nil	316,719 (11)	451,140	Nil	Nil	Nil	283,781	1,051,640
Michael Doolin (1) (2) (4)	2019	298,469	265,000	74,387 (7)	Nil	Nil	Nil	10,672	648,528
CEO & COO	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Irina Plavutska (2)	2019	143,152	40,000	7,303 (8)	Nil	Nil	Nil	6,370	196,825
CFO	2018	118,500	Nil	17,617	Nil	Nil	Nil	5,424	141,541
	2017	74,000	29,098 (12)	86,861	Nil	Nil	Nil	1,386	191,298
Ronald Espell (2)	2019	331,674	60,000	7,303 (9)	Nil	Nil	Nil	29,548	428.525
VP, Environment and	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sustainability	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Ni1
Michael Drozd (5)	2019	322,942	Nil	3,188 (10)	Nil	Nil	Nil	41,038	367,168
Former VP, Operations	2018	218,687	Nil	33,347	Nil	Nil	Nil	24,735	276,860
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)
John Lee does not receive compensation for acting as a Director of the Company.
(2)
After the year end, the Company issued bonus common shares with a fair value of $0.40 per Share to executive officers under the Share- Based Compensation Plan.
(3)
The stock options issued, included and described under these Option-based awards were granted to executive officers under the Share- Based Compensation Plan. Stock options granted on July 29, 2019 to John Lee, Irina Plavutska and Ronald Espell were not valued at December 31, 2019 due to the following: further to the voluntary forfeiture of share options with expire dates on April 7, 202, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 794, 000 new stock options with an expire date of July 29, 2024 at an exercise price of $0.20 per share. As at December 31, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the shareholders; consequently, these options were no valued.
(4)
Mr. Doolin was appointed Chief Executive Officer and Chief Operating Officer on April 1, 2019. The Company issued 500,000 sign-on Bonus Shares with a fair value of $0.23 per share to Mr. Doolin.
(5)
Michael Drozd was appointed Vice-President, Operations on August 16, 2018, and ceased to be Vice–President, Operations effective November 7, 2019.
(6)
300,000 stock options exercisable at $0.44 and expiring on November 1, 2024.
(7)
The equivalent of 500,000 and 300,000 stock options, exercisable at the equivalent of $0.21 and $0.44, respectively, and expiring on April 1, 2024 and November 1, 2024, respectively.
(8)
100,000 stock options exercisable at $0.44 and expiring on November 1, 2024.
(9)
100,000 stock options exercisable at $0.44 and expiring on November 1, 2024.
(10)
100,000 stock options exercisable at $0.20 and expiring on July 29, 2024.

During the years ended December 31, 2019, 2018 and 2017, the share option values were calculated using the following weighted average assumptions:

	Year ended December 31,
	2019	2018	2017
Risk-free interest rate	1.54%	1.77%	1.25%
Expected life of options in years	4.45	4.40	4.4
Expected volatility	132.75%	135.71%	133.55%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%	12%	12%
Weighted average fair value of options granted during the period	$0.31	$0.32	$0.32

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares. The expected forfeiture rate is based on the historical forfeitures of options issued.

On July 29, 2019, further to the voluntary forfeiture of share options held by certain directors, officers, and employees with expiry dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company regranted 1,275,000 new stock options to such individuals with an expiry date of July 29, 2024 at an exercise price of $0.20 per Share subject to a two-year vesting schedule whereby 12.5% per quarter following the date of grant. As at December 31, 2019, these modified re-granted options had not been approved by the shareholders; consequently, these options were not valued. On March 16, 2020 the Company held a Special Meeting of Shareholders whereby the re-granted options were approved by the Shareholders.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The Company currently has a Share-Based Awards Plan (the “Plan”). Although it also contains provisions for the awarding of Stock Appreciation Rights, as at December 31, 2019. The following table sets out the Option-Based Awards and Share-Based Awards outstanding as at December 31, 2019, for each NEO.

Option-Based Awards and Share-Based Awards outstanding as at December 31, 2019, for each NEO.

	OPTIONS-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of Unexercised in-the-money options (CDN$) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CDN$) (2)	Market or payout value of vested share-based awards not paid out or distributed (CDN$) (2)
John Lee Executive Chairman & Director	500,000 300,000 550,000 680,000 400,000 350,000 700,000 300,000	0.20 0.49 0.33 0.35 0.28 0.33 0.20 0.44	2-Jun-21 12-Jan-22 12-Jun-22 1-Sep-22 6-Apr-23 17-Oct-23 29-Jul-24 1-Nov-24	95,000 Nil 33,000 27,200 44,000 21,000 133,000 Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
Michael Doolin CEO & COO	500,000 300,000	0.21 0.44	1-Apr-24 1-Nov-24	90,000 Nil	Nil Nil	Nil Nil	Nil Nil
Irina Plavutska CFO	70,000 100,000 37,500 50,000 100,000 100,000	0.49 0.35 0.28 0.33 0.20 0.44	12-Jan-22 1-Sep-22 6-Apr-23 17-Oct-23 29-Jul-24 1-Nov-24	Nil 4,000 4,125 3,000 19,000 Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Ronald Espell VP, Environment and Sustainability	200,000 100,000	0.44 0.20	1-Nov-24 29-Jul-24	Nil 38,000	Nil Nil	Nil Nil	Nil Nil
Michael Drozd (3) Former VP, Operations	150,000 25,000 25,000	0.31 0.33 0.20	1-May-23 17-Oct-23 29-Jul-24	12,000 1,500 4,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

1.
The value at December 31, 2019 is calculated by determining the difference between the closing price on the TSX of the Common Shares at December 31, 2019 ($0.39 per Common Share/Market Value) and the Exercise Price of the Options.
2.
Michael Drozd was appointed Vice-President, Operations on August 16, 2018, and ceased to be Vice–President, Operations effective November 7, 2019.

Incentive Plan Awards -Value Vested or Earned During the Year ended December 31, 2019

The following table sets out the value vested or earned as at the year ended December 31, 2019, for incentive plan awards outstanding for each NEO:

Name	Option-based awards Value vested during the year ($)(1)(4)	Share-based awards – Value vested during the year ($)(2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)
John Lee Executive Chairman & Director	198,700	Nil	Nil
Michael Doolin CEO & COO	33,750	115,000	Nil
Irina Plavutska CFO	8,594	Nil	Nil
Ronald Espell VP, Environment and Sustainability	Nil	Nil	Nil
Michael Drozd Former VP, Operations	9,750	Nil	Nil

Notes:

(1)
The value of the vested in-the-money options at December 31, 2019 is calculated by determining the difference between the closing price on the TSX of the Common Shares at December 31, 2019 ($0.39 per Common Share) and the Exercise Price of the Options.
(2)
After the year end, the Company issued bonus common shares with a fair value of $0.40 per Share to executive officers under the Share- Based Compensation Plan, therefore at December 31, 2019 they had no value.
(3)
The value of the sign-in Bonus Shares at December 31, 2019 is calculated by multiplying the number of Bonus Shares awarded, by their fair market value as at the date they were granted on May 1, 2019 (being $0.23).
(4)
The modified options were regranted on July 29, 2019 had not been approved by the shareholders of the Company, therefore these options were had not vested as at December 31, 2019.

Pension Plan Benefits

The Company does not currently offer pension plan, defined contribution plan, deferred compensation plan or similar benefits to its NEOs.

Termination and Change of Control Benefits

Other than as set out below, there are no contracts, agreements, plans or arrangements that provide for payments to a NEO following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in responsibilities of the NEO as of the date of this Information Circular.

John Lee, Executive Chairman

On January 1, 2010, the Company entered into a consulting agreement with a holding company solely owned by Mr. Lee, at an annual fee of $16,000 (as amended). On November 6, 2012 this agreement was terminated and on November 7, 2012 a new consulting agreement was entered into (which we refer to as the “Mau Agreement”). On April 7, 2015, the Mau Agreement was terminated, and the Company entered into an agreement with Linx that subsequently, on October 9, 2018, was replaced with another agreement between the Company and Linx Partners Ltd. (“Linx”) (which we refer to as the “New Linx Agreement”) for an indefinite term, a corporate entity with an address for service at 26th Floor, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong. The New Linx Agreement provides for: (1) consulting fees, with up to $36,600 per year annual increases during fiscal years 2020 to 2022, at the discretion of the Board of Directors; (2) bonus, based on pre-determined criteria; (3) up to 3,000,000 common shares upon meeting certain milestone targets described in the New Linx Agreement; (4) stock options; (5) health and dental benefits; and (6) vacation pay. The New Linx Agreement may be terminated by the Company for any reason other than for cause upon 90 days’ written notice with the Company having the option of paying the consulting fees due under the New Linx Agreement for that 90-day period in lieu thereof. In such case, provided the Company successfully raises through one or more equity financing(s) undertaken after the commencement of the New Linx Agreement: (a) total gross aggregate proceeds of less than $25,000,000, the Company will pay a termination payment of $1,000,000; or (b) total gross aggregate proceeds of more than $25,000,000, the Company will pay a termination payment of $1,600,000. The New Linx Agreement with the Company also provides that in the event the New Linx Agreement is terminated as a result of, or within six months following, a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than 51% of outstanding common shares of the new or continuing company (we refer to such significant change as a “Change of Control”), Mr. Lee shall receive from the Company within 30 days, a payment equivalent to two years’ worth of his regular annual consulting fees (currently $336,000). In the event Mr. Lee’s consulting agreement is terminated as a result of a Change in Control, all of his rights to any stock options he holds shall be governed by the provisions of his stock option agreements with the Company.

Michael Doolin, Chief Executive Office and Chief Operating Officer

Mr. Doolin entered into an employment agreement with the Company on March 5, 2019 and a Change of Control agreement dated March 5, 2019. The employment agreement had an effective date of April 1, 2019 and is for an indefinite term and provides for: (1) salary; (2) bonus, at the discretion of the Company; (3) stock options; (4) employee benefits; and (5) vacation pay. In the event Mr. Doolin’s employment agreement is terminated as a result of a Change in Control, all of his rights to any stock options he holds shall be governed by the provisions of his stock option agreements with the Company. Mr. Doolin’s Change of Control agreement provides that in the event his employment is terminated as a result of, or within six months following, a Change in Control, Mr. Doolin shall receive from the Company within 30 days, a payment equal to two years of his regular annual salary.

Irina Plavutska, Chief Financial Officer

Ms. Plavutska entered into her latest employment agreement with the Company effective February 1, 2018, as amended January 31, 2019. The employment agreement is for an indefinite term and provides for: (1) salary; (2) bonus, at the discretion of the Company; (3) stock options; (4) employee benefits; and (5) vacation pay. Her employment agreement with the Company also provides that in the event her employment is terminated as a result of, or within six months following, a Change in Control, Ms. Plavutska shall receive from the Company within 30 days, a payment equal to two years of her regular annual salary (currently $132,000). In the event Ms. Plavutska’s employment agreement is terminated as a result of a Change in Control, all of her rights to any stock options she holds shall be governed by the provisions of her stock option agreements with the Company.

The criteria used to determine the amounts payable to the NEOs is based on industry standards and the Company’s financial circumstances. The agreements with the NEOs and subsequent changes were accepted by the Board based on recommendations of the CGCC.

STATEMENT OF DIRECTOR COMPENSATION
Compensation of Directors

independent directors are paid varying amounts depending on the degree to which they are active on behalf of the Company. See the table below for amounts paid or accrued in fiscal year 2019.

The following table sets forth all compensation the Company paid or granted to the Company’s directors, other than NEOs, for the most recently completed financial year ended December 31, 2019.

Name	Fees Earned ($)	Share-Based Awards ($)(4) (10)	Option-Based Awards ($)(5) (10)	Non-equity Incentive Plan Compensation ($)(10)	Pension Value ($)(10)	All other Compensation ($)(10)	Total ($)(10)
Greg Hall	21,400	6,000	5,842(6)	Nil	Nil	Nil	33,242
Masateru Igata	19,600	6,000	5,842(7)	Nil	Nil	Nil	31,442
Marc Leduc(1)	4,962	6,000	13,401(8)	Nil	Nil	20,443	38,806
Ronald Clayton(2)	2,600	6,000	14,606(9)	Nil	Nil	Nil	23,206
Louis Dionne(3)	3,600	Nil	Nil	Nil	Nil	Nil	3,600

Notes:

(1)
Marc Leduc was appointed as a Director of the Company on July 22, 2019.
(2)
Ronald Clayton was appointed as a Director of the Company on November 4, 2019.
(3)
Louis Dionne ceased to be a Director on February 28, 2019.
(4)
After the year end, the Company issued Bonus Shares with a fair value of $0.40 per Share to directors under the Share-Based Compensation Plan.
(5)
The stock options issued, included and described under these Option-based awards were granted to executive officers under the Share-Based Compensation Plan. Stock options granted on July 29, 2019 to Messrs. Hall and Igata were not valued at December 31, 2019, due to the following: further to the voluntary forfeiture of share options with expire dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 794, 000 new stock options with an expire date of July 29, 2024, at an exercise price of $0.20 per share. As at December 31, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the shareholders; consequently, these options were not valued.
(6)
80,000 stock options exercisable at $0.44 and expiring on November 1, 2024.
(7)
80,000 stock options exercisable at $0.20 and expiring on November 1, 2024.
(8)
The equivalent of 150,000 and 80,000 stock options, exercisable at the equivalent of $0.20 and $0.44, respectively, and expiring on July 29, 2024 and November 1, 2024, respectively.
(9)
200,000 stock options exercisable at $0.44 and expiring on November 1, 2024.
(10)
Fair value at the time of grant calculated using the Black-Scholes option pricing model using the assumption described in the table “Share Option Values and Assumptions” above.

Incentive Plan Awards -Value Vested or Earned During the Year ended December 31, 2019

The following table sets out the value vested or earned as at the year ended December 31, 2019, for incentive plan awards outstanding for non-NEO directors:

Name	Option-based awards Value vested during the year ($)(1), (5)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Greg Hall	32,600	Nil	Nil
Masa Igata	32,600	Nil	Nil
Marc Leduc(2)	Nil	Nil	Nil
Ronald Clayton(3)	Nil	Nil	Nil
Louis Dionne(4)	Nil	Nil	Nil

Notes:

(1)
The value of the vested in-the-money options at December 31, 2019 is calculated by determining the difference between the closing price on the TSX of the Common Shares at December 31, 2019 ($0.39 per Common Share) and the Exercise Price of the Options.
(2)
Marc Leduc was appointed as a Director of the Company on July 22, 2019.
(3)
Ronald Clayton was appointed as a Director of the Company on November 4, 2019.
(4)
Louis Dionne ceased to be a Director on February 28, 2019.
(5)
The modified options were regranted on July 29, 2019 had not been approved by the shareholders of the Company and therefore these options had not vested as at December 31, 2019.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)
Equity compensation plans approved by securityholders	9,577,500	$0.31	2,988,968
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	9,577,500	$0.31	2,988,968

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of May 25, 2020, none of the directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company are indebted to the Company or another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.
OTHER DIRECTORSHIPS

Certain directors of the Company are also presently directors of other issuers that are reporting issuers (or the equivalent) in Canada or elsewhere. With respect to these interlocking board memberships, it is the Board’s view that the mining community at the highest levels is closely connected and that in order for the Company’s directors to maintain these connections, which are in the best interests of the Company, directors of the Company should be permitted to serve on other boards of directors, including in some cases, the same board of directors. The Current Board is satisfied that it has a system for dealing with conflicts of interest if any were to arise. In addition to their positions, the following current directors also served as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Marc Leduc	KORE Mining Ltd. - Chief Operating Officer South Star Mining Corp. - Director
Ronald Clayton	1911 Gold Corporation (formerly “Havilah Mining Corporation”) - President, CEO & Director Gold Standard Ventures Corp. - Director

ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS

The Company has previously disclosed all attendance at Board of Directors meetings and committee meeting attendance. Please refer to “Election of Directors” as to Board of Directors meetings and committee meeting attendance.

MANAGEMENT CONSULTING AGREEMENTS

On January 1, 2010, the Company entered into a consulting agreement with a holding company solely owned by Mr. Lee, at an annual fee of $16,000 (as amended). On November 6, 2012 this agreement was terminated and on November 7, 2012 a new consulting agreement was entered into (aggregately, referred to as previously disclosed, as the Mau Agreement). On April 7, 2015 the Mau Agreement was terminated, and the Company entered into the Old Linx Agreement. On October 9, 2018 the Old Linx Agreement was replaced with the New Linx Agreement for an indefinite term, and provides for: (1) consulting fees, with up to $36,600 per year with annual increases during fiscal years 2020 to 2022, at the discretion of the Board; (2) bonus, based on the criteria disclosed above under Bonus Compensation; (3) up to 3,000,000 Common Shares upon meeting certain milestone targets described in the New Linx Agreement; (4) Options; (5) health and dental benefits; and (6) vacation pay. For further information regarding Mr. Lee’s consulting agreements with the Company, refer to the disclosure under Summary Compensation Table. Linx is a corporate entity with an address for service at 26th Floor, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong.

The New Linx Agreement is for an indefinite term and may be terminated by the Company for any reason other than for cause upon 90 days’ written notice. The Company has the option of paying the consulting fees due under the New Linx Agreement for that 90-day period in lieu thereof. In such case, provided the Company successfully raises through one or more equity financing(s) undertaken after the commencement of the New Linx Agreement: (a) total gross aggregate proceeds of less than $25,000,000, the Company will pay a termination payment to him of $1,000,000; or (b) total gross aggregate proceeds of more than $25,000,000, the Company will pay a termination payment to him of $1,600,000. Mr. Lee’s consulting agreement with the Company also provides that in the event the New Linx Agreement is terminated as a result of, or within six months following, a significant change in the affairs of the Company such as a take-over bid, Change of Control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than 51% of outstanding Common Shares of the new or continuing company (a “Change of Control”), Mr. Lee shall receive from the Company within 30 days, a payment equivalent to two years’ worth of his regular annual consulting fees (currently $336,000). In the event Mr. Lee’s consulting agreement is terminated as a result of a Change of Control all rights to any Options he holds shall be governed by the provisions of his stock option agreements with the Company.

Other than disclosed herein, the Company does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or a NEO, or performed by any other party but are services typically provided to a director or a NEO. The management functions of the Company are not to any substantial degree performed by any person other than the executive officers and directors of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Statement of Corporate Governance Practices

The Board of Directors of the Company, as a whole, is responsible for reviewing the overall governance principles of the Company and is responsible for any governance issues that may arise. National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The following describes the Company’s corporate governance practices.

Corporate Governance Disclosure Requirement	Comments
1. Board of Directors
(a) Disclose the identity of directors who are independent.	As of the date of this Information Circular, the independent directors of the Company are Messrs. Hall, Igata, Leduc and Clayton.
(b) Disclose the identity of directors who are not independent and describe the basis for that determination.
John Lee is not independent as he is currently the Company’s Executive Chairman.
All of the above have a material relationship with the Company. A material relationship is defined in National Instrument 52-110 to mean any relationship, which could in the view of the board, or reasonably expected to interfere with the exercise of his independent judgment.

Corporate Governance Disclosure Requirement	Comments
1. Board of Directors (Continued)
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

As of the date of this Information Circular there is a majority of independent Directors. Four out of five current directors are independent. The Company’s independent Directors meet on an ad-hoc basis in order to facilitate and carry out independent decision making for the Company.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Directorships of the directors of the Company are set out in this Information Circular in the table under the heading Other Directorships.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the  beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
The current independent Directors do not hold such meetings. To facilitate open and candid discussions among its independent Directors, the independent members meet via ad-hoc meetings as required.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has  neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
The Executive Chairman, John Lee is not an independent Director. The Board provides leadership to its independent Directors by formal Board Meetings. The Company currently does have a “lead director”.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance of each director for all board and committee meetings between January 1, 2019 to December 31, 2019 is set out in the table under the heading “Attendance of Directors at Board and Committee Meetings”

2. Board Mandate
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
The Board has a written mandate. The Board has the duties to: (i) oversee management of the Company, (ii) exercise business judgment, (iii) understand the Company and its business, (iv) establish effective systems, (v) protect confidentiality and proprietary information, and (vi) prepare for and attend Board, committee and shareholder meetings. The text of the Board’s Mandate can be found on the Company’s website at www.silverelef.com and is located in the Corporate Governance Policies and Procedures Manual, as amended.

3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Company does not maintain separate written descriptions of the roles of the Chairman or Chairs of each of the committees of the Board. Instead, it has developed written charters for each of the committees which are attached as appendices to the Manual and available for review on the Company’s website at www.silverelef.com under “Corporate – Corporate Governance” or upon request by contacting the Company. The Chair of each committee is responsible for ensuring that the applicable committee fulfils its responsibilities and duties under its governing charter.

Corporate Governance Disclosure Requirement	Comments
3. Position Descriptions (Continued)
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO. The position description for the CEO delegates to him the responsibility for, among other things, executing the strategy agreed by the Board and developing the Company’s objectives through leadership of the senior executive team including:
● Participation in the development of the Company’s vision, strategic agenda, and business plan to facilitate communication and understanding between management and the Board
● Ensuring operations conform with the Board’s view on company policy
● Ensuring, in consultation with the committees and the full Board, that succession plans are in place at senior executive levels
● Participation in external relationships which fulfil the Company’s obligations as a member of industry and the community
● Providing the key link between the Board and management, and as a result, has a significant communication, coaching and team-building responsibility
● Ensuring that the Company’s risks are adequately addressed, and appropriate internal controls are in place
● Representing the shareholders and Board to management and management to the shareholders and Board
● Carrying out special assignments in collaboration with management or the Board

4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

New directors are provided with details of the Company’s organizational structure, the structure of the Board, compliance requirements for directors, corporate policies and by-laws and technical reports. They also meet with the directors and senior management of the Company to learn of the functions and activities of the Company. On an ongoing basis, presentations are made to the Board on various aspects of the Company’s operations. Directors can also access internal financial information, management, technical experts and consultants.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

As a part of the continuing education of the directors, correspondence with the Company’s legal counsel facilitates the directors to remain up to date with developments in relevant corporate and securities’ law matters. New directors are provided with key documents including the Code of Business Conduct and Ethics, Board and Committee Mandates and Charters, Insider Trading Policy and Continuous disclosure policies. As well, the directors meet with Management to discuss and better understand the business and from time to time visit the Company’s properties. Board members are encouraged to communicate with Management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company’s records. Directors attend conferences and seminars relevant to their particular expertise.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Company has adopted a written Code of Business Conduct and Ethics for its directors, officers and employees (the “Code”).
(i) disclose how a person or Company may obtain a copy of the code;
A copy of the Code of Business Conduct and Ethics may be obtained by written request to the Company’s offices located at Suite #1610, 409 Granville Street, Vancouver, B.C., V6C 1T2, Canada or can be viewed on the Company’s website at www.silverelef.com and is located in the Corporate Governance Policies and Procedures Manual, as amended.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board has instructed management to bring any breaches of the Code to the attention of the Chair of the Audit Committee. Management and employees may report breaches in the Code confidentially and anonymously to the Chair of the Audit Committee.

Corporate Governance Disclosure Requirement	Comments
5. Ethical Business Conduct (Continued)
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been filed since January 1, 2019 (the commencement of the year ended December 31, 2019), or ever, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

If a director or executive officer has an interest in any transaction or agreement before the Board, the interested directors or executive officers must abstain from voting on such issues or topics. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statements disclosure issues, accounting, or internal controls, to report such violations or concerns on a confidential and anonymous basis. Such reporting can be made by email or telephone to the Chair of the Audit Committee. The Chair of the Audit Committee then investigates each matter so reported and make corrective and disciplinary action, if appropriate. Complaints may also be made internally. The Board has also adopted the Company’s disclosure policy that covers the accurate and timely communication of all material information.

6. Nominations of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.
The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the Company’s annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The CGCC is composed entirely of independent directors and is responsible for the identification of new director candidates for Board nomination.

(b) Disclose whether or not the board has a nominating committee composed of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Company does have a nominating committee which is the CGCC. As of the date of the Information Circular, the CGCC consists entirely of independent Directors. The Chairman of the CGCC, Greg Hall is the primary contact for the CGCC, whereby all activities of the CGCC are first addressed to the Chairman to address.
The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the Company’s annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee. Also describe if the Company implements a majority voting policy for its directors.

The CGCC has the responsibility of, among other things: (i) recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board; and (ii) analyzing the needs of the Board when vacancies arise on the Board and Committees and recommending nominees who meet such needs. The Company has implemented majority voting for its’ directors. Information on the majority voting for directors is set out under the heading Majority Voting for Directors.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The CGCC assists the Board in carrying out its responsibilities and decision-making process relating to executive and director compensation for the Company and its subsidiaries.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Company does have a compensation committee which is the CGCC. The CGCC consists entirely of independent directors.

Corporate Governance Disclosure Requirement	Comments
7. Compensation (Continued)
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The CGCC assists the Board in carrying out its responsibilities and decision-making process relating to executive and director compensation for the Company and its subsidiaries. The CGCC has the following duties, responsibilities and authority:
(a) to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees. The CGCC shall review director compensation at least annually;
(b) to annually review the Company’s base compensation structure and the Company’s incentive compensation, stock option and other share-based compensation plans and recommend changes in or additions to such structure and plans to the Board as needed;
(c) to recommend to the Board the annual base compensation of the Company’s executive officers;
(d) to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for officers and non-officer personnel providing services to the Company and recommend incentive compensation participation levels for officers and non-officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the CGCC will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years;
(e) to evaluate the performance of officers generally and in light of annual corporate goals and objectives under any incentive compensation plan;
(f) to provide oversight of the performance evaluation and incentive compensation of non-officer personnel providing services to the Company; and
to administer the Company’s stock option and other share-based compensation plans and determine the grants of Options and other share-based compensation.

8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	There are no other committees.
9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The CGCC oversees the performance of the Board and its Audit Committee.
The Board or did/not review the Boards and Committee performances during the year ended December 31, 2019.

PARTICULARS OF ADDITIONAL MATTERS TO BE ACTED UPON

The current and outstanding warrants of the Company as of the date of this Information Circular is 40,823,497. The Board and Management for the Company proposes that the exercise price of certain previously issued Common Share purchase warrants be amended from between $0.40 and $0.70, which is significantly above current trading prices for the Common Shares to $0.26.

The Company believes it to be in its best interests to complete the amendment for a number of reasons, including, but not limited to, the ability to obtain additional capital upon exercise of such warrants, the likelihood of such exercise being increased as a result of the exercise price being adjusted, the cost associated with future financings being greater than amending warrant exercise prices as a method of gaining access to additional capital, and increasing current securityholder buy-in into the Company.

AMENDMENT OF WARRANTS

The Company proposes to amend the exercise price of an aggregate of 24,318,927 previously issued Common Share purchase warrants (the “Warrants”) of the Company to $0.26.

The particulars of the Warrants impacted by the amended exercise price are outlined in the tables below.

Warrants Held by Non-Insiders
Number of Warrants	Current Exercise Price of Warrants ($)	Date of Issuance	Expiry Date	Reason for Issuance
412,000	0.70	September 30, 2015	September 30, 2020	Private Placement
375,000	0.70	November 13, 2015	November 13, 2020	Private Placement
650,000	0.40	January 25, 2016	January 25, 2021	Private Placement
713,670	0.44	August 29, 2016	August 29, 2021	Private Placement
499,990	0.40	January 13, 2017	January 13, 2022	Private Placement
732,500	0.50	April 12, 2017	April 12, 2022	Private Placement
493,060	0.50	June 13, 2017	June 13, 2022	Securities for debt
2,696,890	0.40	September 20, 2017	September 20, 2020	Private Placement
582,880	0.40	October 16, 2017	October 16, 2020	Private Placement
786,600	0.40	December 18, 2017	September 20, 2020	Private Placement
1,950,140	0.40	December 18, 2017	October 16, 2020	Private Placement
36,030	0.40	December 18, 2017	December 18, 2020	Securities for Debt
500,000	0.50	February 15, 2018	February 15, 2021	Asset Acquisition
3,674,990	0.40	July 6, 2018	July 6, 2021	Private Placement
Warrants Held by Insiders
Holder	Number of Warrants	Current Exercise Price of Warrants ($)	Date of Issuance	Expiry Date	Reason for Issuance
John Lee	300,000	0.70	September 30, 2015	September 30, 2020	Private Placement
	195,000	0.70	November 13, 2015	November 13, 2020	Private Placement
	7,500,000	0.40	June 2, 2016	June 2, 2021	Securities for Debt
	300,000	0.44	August 29, 2016	August 29, 2021	Private Placement
	300,000	0.50	April 12, 2017	April 12, 2022	Private Placement
	500,000	0.40	December 18, 2017	September 20, 2020	Private Placement
	150,000	0.40	December 18, 2017	December 18, 2020	Securities for Debt
	306,280	0.50	June 13, 2017	June 13, 2022	Securities for Debt
	198,237	0.40	July 6, 2018	August 13, 2021	Private Placement
Sophir Asia Limited(1)	400,000	0.70	September 30, 2015	September 30, 2020	Private Placement
	26,250	0.50	June 13, 2017	June 13, 2022	Securities for Debt
	11,420	0.40	December 18, 2017	December 18, 2020	Securities for Debt
Greg Hall	55,000	0.70	November 13, 2015	November 13, 2020	Private Placement
	33,600	0.50	June 13, 2017	June 13, 2022	Securities for Debt
	13,800	0.40	December 18, 2017	December 18, 2020	Securities for Debt
Irina Plavutska	43,680	0.50	June 13, 2017	June 13, 2022	Securities for Debt

Note:

(1)
Sophir Asia Limited is a private company wholly owned by Masateru Igata.

For the purpose of obtaining shareholder approval in compliance with the rules of the TSX, all shares held by Insiders (as such term is defined in the TSX Company Manual) who also hold Warrants, and any associates and affiliates of such parties (the “Excluded Insiders”) will be excluded from voting in connection with the Warrant Resolution. As a result, a total of 9,110,231 Common Shares held by Excluded Insiders shall be excluded from voting on the Warrant Resolution.

At the Meeting, Shareholders other than Excluded Insiders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set out below (the “Warrant Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the amendment to the exercise price of the Warrants to $0.26.

The Company confirms that it does not have any valuations that relate to the Company, the warrants or the Common Shares that have been made in the last 24 months.

Furthermore, the Company confirms that it has not received any bona fide offers that relate to the Company, the warrants or the Common Shares during the 24 months preceding the determination to reprice the warrants.

The text of the Warrant Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, THAT:

1.
the Company is hereby authorized to amend the exercise price of the Warrants to $0.26 as disclosed in the management information circular circulated to shareholders of the Company in connection with the Annual General and Special Meeting of Shareholders to be held on July 7, 2020, and in accordance with the policies of the Toronto Stock Exchange; and

2.
any one director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution of shareholders.”

Management of the Company recommends that you vote IN FAVOUR of the amendment to the exercise price of the Warrants. To be effective, the Warrant Resolution must be approved by not less than a majority of the votes cast by the Shareholders other than the Excluded Insiders present in person, or represented by proxy, at the Meeting. In the absence of instructions to the contrary, the Company’s proxyholders will vote the Common Shares represented by each form of proxy, properly executed, IN FAVOUR the amendment to the exercise price of the Warrants.

Other Matters

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof.

RESTRICTED SECURITIES

The Company has no other classes of voting securities and does not have any classes of restricted securities.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Corporation is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

ADDITIONAL INFORMATION

Additional information relating to Silver Elephant is available on Silver Elephant’s website at www.silverelef.com, on SEDAR under Silver Elephant’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial and other information of Silver Elephant is provided in its audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2019 can be found under Silver Elephant’s profile on SEDAR at www.sedar.com and will be sent without charge to any security holder upon request by contacting the Corporate Secretary of Silver Elephant at Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2, by telephone: (604) 569-3661.

DIRECTORS APPROVAL

The contents of this Information Circular and the sending of it to each Shareholder entitled to receive notice of the Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory agencies has been authorized, by the Board dated at Vancouver, British Columbia, this 25th day of May, 2020.

BY ORDER OF THE BOARD

/s/ “Michael Doolin”
Michael Doolin
Chief Executive Officer